UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

JETPAY CORPORATION

(Name of Subject Company (Issuer))

Orwell Acquisition Corporation

a wholly owned subsidiary of

NCR Corporation

(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share

Series A Convertible Preferred Stock, $0.001 par value per share

Series A-1 Convertible Preferred Stock, $0.001 par value per share

Series A-2 Convertible Preferred Stock, $0.001 par value per share

(Title of Class of Securities)

477177109

(CUSIP Number of Class of Securities)

Copies to:

Edward Gallagher

General Counsel

NCR Corporation

864 Spring St NW

Atlanta, Georgia 30308

Telephone: (937) 445-1936

Copy to:

Sean T. Peppard

Benesch, Friedlander, Coplan & Aronoff LLP

200 Public Square, Suite 2300

Cleveland, Ohio 44114

(216) 363-4688

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
N/A	N/A

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Statement”) relates solely to preliminary communications made before the commencement of a planned tender offer by Orwell Acquisition Corporation (“Merger Sub”), a wholly-owned subsidiary NCR Corporation (“NCR”), for all of the outstanding shares of common stock (“Common Stock”) and Series A, Series A-1 and Series A-2 Convertible Preferred Stock issued and outstanding (each, a “Preferred Share”) of JetPay Corporation (“JetPay”), to be commenced pursuant to the Agreement and Plan of Merger, dated October 19, 2018, among NCR, Merger Sub and JetPay.

Important Information

In connection with the proposed acquisition, NCR will cause Merger Sub to commence a tender offer for the outstanding shares of JetPay. The tender offer has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the Common Stock or Preferred Shares of JetPay or any other securities. At the time the tender offer is commenced, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by Merger Sub and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by JetPay. The offer to purchase shares of JetPay’s Common Stock and Preferred Shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. The tender offer statement will be filed with the SEC by Merger Sub, and the solicitation/recommendation statement will be filed with the SEC by JetPay. THESE DOCUMENTS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND JETPAY STOCKHOLDERS ARE URGED TO READ THEM CAREFULLY WHEN THEY BECOME AVAILABLE. STOCKHOLDERS OF JETPAY WILL BE ABLE TO OBTAIN A FREE COPY OF THESE DOCUMENTS (WHEN THEY BECOME AVAILABLE) AND OTHER DOCUMENTS FILED BY JETPAY, NCR OR MERGER SUB WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

Cautionary Statement Regarding Forward-Looking Statements

The exhibits attached hereto contain forward-looking statements. Forward-looking statements use words such as “expect,” “anticipate,” “outlook,” “intend,” “plan,” “believe,” “will,” “should,” “would,” “could,” and words of similar meaning. Statements that describe or relate to NCR’s plans, goals, intentions, strategies, or financial outlook, and statements that do not relate to historical or current fact, are examples of forward-looking statements. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond NCR’s, Merger Sub’s and JetPay’s control.

Statements in this document and the exhibits attached hereto regarding NCR, Merger Sub and JetPay that are forward-looking, including, without limitation, the anticipated benefits of the proposed transaction, the impact of the transaction on anticipated financial results, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond the control of NCR, Merger Sub and JetPay. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the ability to achieve the value creation contemplated by the proposed transaction; management’s ability to promptly and effectively integrate the businesses of the two companies; the diversion of management time on transaction-related issues; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers and customers; and the other factors and financial, operational and legal risks or uncertainties described in the Company’s filings with the SEC, including the Company’s most recent annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8- K. Any forward-looking statement speaks only as of the date on which it is made. NCR does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 12.	Exhibits

Exhibit No.	Description

99.1	Transcript of Michael Hayford video e-mailed to JetPay employees on October 22, 2018.

99.2	Email to JetPay employees, dated October 22, 2018.